July 25, 2014

Mary Cole, Esq.

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	VII Peaks Co-Optivist Income BDC II, Inc. (the "Company")/File No. 333-176182

Dear Ms. Cole:

I am writing on behalf of the Company regarding its Post-Effective Amendment No. 6 to its Registration Statement on Form N-2, File No. 333-176182, filed with the Securities & Exchange Commission ("Commission") on July 2, 2014.  As I understand the Commission has no further comments to the Registration Statement, I hereby request that the SEC accelerate the effective date of the Registration Statement to Monday, July 28, 2014, at 4:00 p.m.  In that regard, the Company hereby acknowledges as follows:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in this matter, and do not hesitate to contact me in the event you have any questions.  Also, you may contact our attorney, Robert J. Mottern, at 404-607-6933, should you have any questions.  Thank you for your time and attention to this matter.

Very truly yours,

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

/s/ Gurpreet (Gurprit) S. Chandhoke

Gurpreet (Gurprit) S. Chandhoke, Chief Executive Officer

cc:	Robert J. Mottern (via email only)

Brian Finnegan (via email only)